NEPTUNE
MARINE

82-34919




06014305

1 June 2006


SEC MAIL
RECEIVED
PROCESSING
JUN 12 2006
WASH. D.C.
213
SECTION

US Securities and Exchange Commission
Attention: Filing Desk
100 F Street, N.E.
Washington DC 20549
USA

SUPPL

Dear Filing

NEPTUNE MARINE SERVICES LIMITED ASX ANNOUNCEMENTS

Please find attached May 2006 ASX announcements for Neptune Marine Services Limited. These documents relate to a submission by Neptune under Rule 12g3-2(b).

Yours sincerely
NEPTUNE MARINE SERVICES LTD

PROCESSED
JUN 15 2006
THOMSON
FINANCIAL

Christian Lange
Managing Director

NEPTUNE MARINE SERVICES LIMITED ACN 105 665 843
140 St Georges Terrace, Perth, WA 6000 ph: +(618) 9226 5722 fax: +(618) 9226 0354 www.neptuneunderwaterwelding.com.au

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

NEPTUNE MARINE SERVICES LIMITED

ABN

76 105 665 843

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Options.**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**400,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Options exercisable at $0.61 each on or before 1 May 2011.**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**No.** **Options over unissued shares may only be exercised in accordance with their terms and conditions. Upon conversion of the options to shares, the shares will rank equally with existing shares.**
5	Issue price or consideration	**Nil.**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**The options have been issued to an employee of the Company under the terms and conditions of the Neptune Marine Services Limited Incentive Option Scheme.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**1 May 2006.**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**34,030,501**	**Ordinary fully paid shares.**
		24,009,875	**Options exerciseable at 20 cents each on or before 31 December 2010.**

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**2,450,000**	**Unlisted options.**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Not Applicable**

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

Questions 11 to 33 Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

Questions 34 to 42 - Not Applicable

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: **4 May 2006**
(Company secretary)

Print name: **Kim Hogg**

== == == == ==

+ See chapter 19 for defined terms.

MARINE


SEC MAIL
PROCESSING
RECEIVED
JUN 12 2006
WASH, D.C.
213
SECTION

3 May 2006

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

Dear Sir/Madam

GRANT OF OPTIONS AND CHANGE OF DIRECTORS' INTERESTS

Following shareholder approval at the Company's General Meeting held last week, now attached is "Appendix 3B – New Issue Announcement" regarding the grant of options to Mr Christian Lange and Mr David Agostini, and their respective "Appendix 3Y – Change of Director's Interest Notices".

Yours faithfully

Kim Hogg
Company Secretary

NEPTUNE MARINE SERVICES LIMITED ACN 105 665 843
Level 16 140 St Georges Terrace, Perth, WA, 6000 ph: +(618) 9226 5722 fax: +(618) 9226 0354 www.neptuneunderwaterwelding.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

NEPTUNE MARINE SERVICES LIMITED

ABN

76 105 665 843

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Options.**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**1,200,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Options exercisable as follows:** **as to 1,000,000: at $0.53 each on or before 28 February 2016; and** **as to 200,000: at $0.57 each on or before 28 February 2011.**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**No.** **Options over unissued shares may only be exercised in accordance with their terms and conditions. Upon conversion of the options to shares, the shares will rank equally with existing shares.**
5	Issue price or consideration	**Nil.**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**The options have been issued to directors of the Company following shareholder approval at the general meeting held on 26 April 2006.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**26 April 2006.**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**34,030,501**	**Ordinary fully paid shares.**
		24,009,875	**Options exerciseable at 20 cents each on or before 31 December 2010.**

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**2,050,000**	**Unlisted options.**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Not Applicable**

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

Questions 11 to 33 Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

Questions 34 to 42 - Not Applicable

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: **3 May 2006**
(Company secretary)

Print name: **Kim Hogg**

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Neptune Marine Services Limited**
ABN	**76 105 665 843**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Christian Lange**
Date of last notice	**28 February 2006**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	**Direct**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**N/A**
Date of change	**26 April 2006**
No. of securities held prior to change	**4,000 ordinary fully paid shares**
Class	**Options exercisable at 53 cents each on or before 28 February 2016**
Number acquired	**1,000,000**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**Nil**

+ See chapter 19 for defined terms.

No. of securities held after change	**4,000 ordinary fully paid shares;** **1,000,000 options exercisable at 53 cents each on or before 28 February 2016**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Grant of options following shareholder approval**

Part 2 – Change of director's interests in contracts

Detail of contract	**Not Applicable**
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Neptune Marine Services Limited**
ABN	**76 105 665 843**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**David Agostini**
Date of last notice	**28 February 2006**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	**Direct**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**N/A**
Date of change	**26 April 2006**
No. of securities held prior to change	**Nil**
Class	**Options exercisable at 57 cents each on or before 28 February 2011**
Number acquired	**200,000**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**Nil**

+ See chapter 19 for defined terms.

No. of securities held after change	**200,000 options exercisable at 57 cents each on or before 28 February 2011**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Grant of options following shareholder approval**

Part 2 – Change of director's interests in contracts

Detail of contract	**Not Applicable**
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

MARINE


SEC MAIL
PROCESSING
RECEIVED
JUN 12 2006
WASH., D.C.
213
SECTION

5 May 2006

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

Dear Sir/Madam

APPOINTMENT OF JOINT SECRETARY

Neptune Marine Services Limited is pleased to advise that it has appointed the Company's Chief Financial Officer, Mr Michael McGilvray, as joint company secretary.

Yours faithfully

Kim Hogg
Company Secretary

NEPTUNE MARINE SERVICES LIMITED ACN 105 665 843
Level 16 140 St Georges Terrace, Perth, WA, 6000 ph: +(618) 9226 5722 fax: +(618) 9226 0354 www.neptuneunderwaterwelding.com.au


RECEIVED
JUN 12 2006
SEC MAIL PROCESSING SECTION
WASH, D.C.
213

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Neptune Marine Services Limited**
ABN	**76 105 665 843**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**David Agostini**
Date of last notice	**3 May 2006**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	**Direct**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**N/A**
Date of change	**1 May 2006**
No. of securities held prior to change	**200,000 options exercisable at 57 cents each on or before 28 February 2011**
Class	**Ordinary fully paid shares**
Number acquired	**6,000**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$2,850**

+ See chapter 19 for defined terms.

No. of securities held after change	**6,000 ordinary fully paid shares;** **200,000 options exercisable at 57 cents each on or before 28 February 2011.**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**On-market trade**

Part 2 – Change of director's interests in contracts

Detail of contract	**Not Applicable**
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

ACN 105 665 843

NEPTUNE MARINE TO ACQUIRE OFFSHORE OIL & GAS AND CIVIL MARINE DIVING CONTRACTOR ALLIED DIVING SERVICES

PERTH, WA **MONDAY 29 MAY 2006**

- First step in establishing Neptune's end-to-end capabilities
- Broadens presence and service capabilities in Oil & Gas sector
- Expands range of sub sea services
- Adds $3 million in revenue

Marine services company, Neptune Marine Services (ASX: NMS) today announced that it has signed a Letter of Intent to acquire Allied Diving Services, an offshore Oil & Gas and Civil Marine diving contractor based in Perth, Western Australia. The offer is subject to detailed due diligence and formal contract documentation.

The acquisition will be made by an upfront payment of $2.125 million, consisting of cash and the issue of Neptune shares to Allied's directors, escrowed for 24 months. The final purchase price is to be subject to a 2-year earn-out period based on the business' ongoing performance and an agreed EBIT multiple. Allied's two principals will stay with the business and continue to drive its growth. The business currently has annual revenue of $3 million and is expected to make an immediate contribution to Neptune's earnings.

Allied Diving Services was established by Peter Sare and Colin Murphy, who bring to Neptune over 50 years of experience in civil marine construction and offshore Oil & Gas diving. Allied has an established blue chip customer base and a steady stream of work in the Oil & Gas, Civil Marine and Marine Infrastructure sectors. Neptune's current diving operations will be combined with Allied's, giving it immediate growth and greater critical mass.

Neptune Marine Services' Managing Director Christian Lange said Allied Diving met the Company's acquisition criteria and recently announced ***Strategy for Growth***. "We announced last month that acquisitions will form part of Neptune's future growth and this is our first step in enabling that strategy."

"We fully expect the combination of Allied and Neptune to accelerate our strategy to capture specific opportunities in the Oil & Gas, Merchant Marine and Marine Infrastructure Sectors. Furthermore, Allied's skills in the areas of inspection, repair and maintenance (IRM), particularly in the Oil & Gas sector, will help Neptune rapidly develop an end-to-end business model that offers customers an integrated suite of sub-sea services."

"A combination of Allied's and Neptune's capabilities will also provide a means to establish our presence in the Oil & Gas sector by strengthening key relationships with Allied's customer base. Importantly, these relationships will provide a channel to market for other services such as Neptune's dry welding technology, NEPSYS."

Principal of Allied Diving Services Colin Murphy said that as a result of the merger, Allied can take advantage of more significant opportunities in the Oil & Gas, Defence and marine services market.

"We see significant growth potential for offshore inspections, maintenance and repair and customer support, in the Oil & Gas and Civil Marine and Defence sectors. The combination of Allied and Neptune provides scale that enables us to take on larger projects in these sectors, something we have previously been unable to do."

Mr Lange said Neptune is on track to complete phase 1 of its two-phase growth program within 18 months. "In Australia, Neptune is establishing a fully integrated service model encompassing project management, underwater inspection and non-destructive testing, underwater construction, maintenance and repair, and corrosion management. Allied is the first step in bringing this service model together."

The transaction is targeted to be completed by 30 July 2006 and will contribute 11 months to FY2007 earnings.

FURTHER INFORMATION:
Christian Lange
Managing Director
Neptune Marine Services Limited
T: (08) 9226 5722

Neptune Marine Services project manages and delivers quality sub sea maintenance services to the Oil and Gas and Maritime industries.

Our flagship technology delivers long lasting, high quality in situ repairs to platforms, pipelines, vessels and marine infrastructure while minimising operational downtime through the only permanent, dry quality welding solution in a non-hyperbaric underwater environment.